ANDREW I. TELSEY, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

March 23, 2009

VIA:	EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549-3561

Attn; Scott M. Anderegg, Esq.

RE:	Peer Review Mediation and Arbitration, Inc.;
Amendment No. 3 to Form S-1;
SEC File No. 0-52712

Dear Mr. Anderegg:

Filed electronically on behalf of Peer Review Mediation and Arbitration, Inc. (the “Registrant” or “Company”) is Amendment No. 3 to the Form S-1 (the “Amendment”), submitted in response to the Staff’s verbal comments of February 11, 2009. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made. The referenced page number is to the document filed on edgar. In addition, a hard copy redlined version of the Amendment has been forwarded directly to you via overnight delivery to facilitate your review of this filing.

Executive Compensation

(page 33)

Comment No. 1

The Amendment contains updated disclosure in the Executive Compensation table relating to the additional $25,000 payable to Mr. Hale in 2008. See page 33.

Selling Shareholders

(page 14)

Comment No. 2

All references to the number of the Registrant’s issued and outstanding shares of Common Stock have been updated to reflect the exercise of the Purchase Options. See pages 4 and 17.

Securities and Exchange Commission

March 23, 2009

Liquidity and Capital Resources

(page 21)

Comment No. 3

The Amendment contains updated disclosure concerning the amount of money the Registrant will require over the proceeding twelve month period. See pages 22 and 27.

Financial Statements

Comment No. 4

The Amendment contains the Registrant’s audited financial statements for the fiscal year ended December 31, 2008. In addition, the Results of Operations section under Management’s Discussion has been updated accordingly.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete. Additionally, we believe that, because of the completeness of the Amendment, we will contact you in the near future concerning delivery to the staff of a formal request for acceleration of effectiveness.

Thank you for your assistance. If we can be of any assistance in connection with the staff’s review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey

For the Firm

cc: Client

AIT/ddk